Exhibit 23.4

S.B. HOOVER & COMPANY, L.L.P. Certified Public Accountants 124 Newman Avenue • Harrisonburg, Virginia 22801-4004 • (540)434-6736 • FAX (540)434-3097
To the Shareholders and Board of Directors
TransCommunity Financial Corporation
We consent to the use in the Joint Proxy Statement/Prospectus that is part of this Registration Statement on Form S-4, of our report dated March 20, 2005 (except for reclassification of discontinued operations, as to which date is April 12, 2007), relating to the consolidated statement of operations, stockholders’ equity, and cash flows for the year ended as of December 31, 2004. We also consent to the reference to our firm under the heading “Experts” in the prospectus.

/s/
Harrisonburg, VA
January 14, 2008
Members of the American Institute of Certified Public Accountants and Virginia Society of Certified Public Accountants